

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Stewart Lor
Chief Executive Officer
X3 Holdings Co., Ltd.
Suite 412, Tower A, Tai Seng Exchange
One Tai Seng Avenue
Singapore 536464

> **Re: X3 Holdings Co., Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed December 13, 2024**
> **File No. 333-279954**

Dear Stewart Lor:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-3

General

1. It appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to December 13, 2024 did not exceed the $75 million threshold that General Instruction I.B.1 of Form F-3 specifies. Please provide us with your analysis demonstrating your ability to use Form F-3 pursuant to General Instruction 1.B.1. Alternatively, if you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.

Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology